SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, per value $0.01 par value

(Title of Class of Securities)

452926-10-8

(CUSIP Number)

Steven C. Metzger
Metzger & McDonald PLLC
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
(214) 740-5030
(214) 523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box  [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8

1		name of reporting person Transcontinental Realty Investors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 3,386,970
	8	shared voting power -0-
	9	sole dispositive power 3,386,970
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 3,386,970
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 81.25%
14		type of reporting person CO

Item 1.  Security and Issuer.

This Amendment No. 28 to Statement on Schedule 13D (this “Amendment No. 28") relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOT”) and further amends the Original Statement on Schedule 13D as amended by Amendments No. 1 through 27 (the “Amended Statement”) filed on behalf of the “Reporting Person” described below.  The principal executive offices of IOT are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The CUSIP No. of the Shares is 452926-10-8.

This Amendment No. 28 is being filed to reflect disposition by a brokerage firm for a pledgee of Shares owned by the Reporting Person of a total of 82,935 Shares (1.99%) and the acquisition by the Reporting Person of 28,800 Shares (0.69%).  See Item 5 below.

Item 2.  Identity and Background.

(a)-(c), (f)     This Amendment No. 28 to Statement on Schedule 13D is filed on behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) which has its common stock listed and traded on the New York Stock Exchange (“NYSE”) and which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The name, business address and capacity with TCI of each of the current executive officers or directors of TCI have previously been disclosed.  Each of the individual executive officers or directors of TCI is a citizen of the United States of America.  Over 81% of TCI’s Common Stock is owned by subsidiaries of American Realty Investors, Inc., a Nevada corporation (“ARL”) which also has its Common Stock listed and traded on the NYSE.

Item 3.  Source and Amount of Funds or Other Consideration.

The funds utilized by TCI to acquire the 28,800 Shares described in Item 5(c) below, came from the working capital funds of TCI.

Item 5.  Interest in Securities of the Issuer.

(a)           According to the latest information available as of December 30, 2011, the total number of issued and outstanding Shares is believed to be 4,168,214 Shares.  As of March 1, 2012, after giving effect to the items reported in Item 5(c) below, TCI as the Reporting Person owns and holds directly and beneficially 3,386,970 Shares or approximately 81.25% of the class of outstanding Shares.  Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above.  Those individuals are Henry A. Butler, Robert A. Jakuszewski, Ted R. Munselle and Sharon Hunt, each of whom may be deemed to beneficially own 3,386,970 Shares or approximately 81.25% of the Shares issued and outstanding.  Pursuant to Rule 13d-4, each of Messrs. Butler, Jakuszewski, Munselle and Ms. Hunt expressly declares that the filing of this Amendment No. 28 to Statement on Schedule 13d shall not be construed as an admission that any of such individual directors are, for purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Amendment No. 28 to Statement on Schedule 13D.

(b)           Each of the directors of TCI share voting and dispositive power over the 3,386,970 Shares held by TCI.

(c)           During the sixty calendar days ended March 16, 2012, the Reporting Person and its executive officers and directors did not engage in any transaction in the Shares or any other equity interests derivative thereof except that on March 1, 2012, TCI purchased 28,800 Shares at a price of $2.40 per Share (an aggregate of $69,120) from Arcadian Energy, Inc., a Nevada corporation in a privately negotiated transaction.  On the dates set forth below, Metropolitan National Bank (Arkansas) which holds a number of Shares owned by TCI pursuant to an accommodation pledge sold through a brokerage firm into the market an aggregate of 82,935 Shares at prices ranging from $1.16 to $1.53 per Share as follows (such bank did not inform the Reporting Person of any of such sales in February 2012 until March 13, 2012 well after such sales occurred; such bank has provided no information to TCI of any sales in March 2012 as of March 21, 2012):

Liquidation Date (No. Trades at same Price on Same Day)	Shares Liquidated Owned by TCI	Per Share Liquidation Price
01/13/12 (2)	2,000	$1.16
01/13/12 (3)	1,000	$1.18
01/13/12	1,100	$1.20
01/13/12	1,200	$1.19
01/17/12 (2)	1,000	$1.19
01/17/12	1,100	$1.20
01/17/12	1,200	$1.21
01/18/12	1,000	$1.23
01/18/12	1,100	$1.24
01/18/12	1,200	$1.25
01/19/12 (4)	1,000	$1.20
01/19/12	1,100	$1.21
01/19/12 (2)	1,700	$1.22
01/20/12 (2)	1,400	$1.23
01/20/12	800	$1.22
01/20/12	1,500	$1.24

01/20/12 (2)	1,000	$1.24
01/20/12 (3)	1,100	$1.25
01/20/12 (2)	1,200	$1.26
01/23/12	1,000	$1.26
01/23/12 (2)	1,100	$1.27
01/23/12 (2)	1,200	$1.28
01/24/12 (2)	1,100	$1.22
01/24/12	1,000	$1.21
01/24/12 (3)	1,200	$1.23
02/01/12 (4)	1,300	$1.29
02/01/12	1,200	$1.27
02/03/12	1,200	$1.30
02/03/12	1,000	$1.29
02/06/12 (2)	1,100	$1.32
02/06/12	1,200	$1.33
02/06/12	1,300	$1.34
02/07/12 (3)	1,200	$1.34
02/07/12	1,200	$1.35
02/07/12 (4)	1,400	$1.36
02/08/12	1,200	$1.39
02/08/12 (2)	1,100	$1.40
02/08/12	500	$1.41
02/09/12	1,200	$1.40
02/09/12 (2)	500	$1.41
02/09/12 (4)	1,100	$1.42
02/09/12	200	$1.44
02/10/12 (2)	1,000	$1.43
02/10/12 (2)	800	$1.44
02/10/12	1,000	$1.45

02/10/12 (2)	1,100	$1.46
02/10/12	1,100	$1.47
02/10/12	1,200	$1.48
02/13/12 (3)	1,100	$1.50
02/13/12 (2)	1,200	$1.51
02/13/12 (2)	1,400	$1.52
02/13/12 (4)	800	$1.53
02/17/12	100	$1.29
02/17/12 (2)	2,000	$1.42
02/21/12 (3)	2,200	$1.43
02/21/12	286	$1.44
02/23/12 (3)	1,200	$1.44
02/23/12 (2)	1,400	$1.46
02/23/12	1,400	$1.41
02/23/12 (5)	2,400	$1.43
02/23/12 (3)	2,000	$1.45
02/23/12 (5)	3,100	$1.48
02/23/12 (4)	3,000	$1.50
02/23/12	914	$1.44
02/23/12 (5)	1,400	$1.46
02/23/12	1,400	$1.41
02/23/12 (2)	200	$1.53
02/24/12	135	$1.48
02/29/12 (3)	2,000	$1.34

* Excludes commissions on sales and is not the net proceeds received by such bank.

(d)           No person other than the Reporting Person or members of its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of IOT held by the Reporting Person, except Metropolitan Bank as to approximately 260,549 Shares held by Metropolitan Bank pursuant to an accommodation pledge of such Shares.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Statement is hereby further amended by adding the following in replacement of the second paragraph under Item 6.

Of the Shares owned by TCI, 1,302,648 Shares are held in a brokerage account at First Southwest, 260,549 Shares are located at Metropolitan Bank and the balance of such Shares are held in nonbank financial institutions all of which may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any person immediate voting power or investment power over such securities.  Such arrangements exist with the Shares and other securities held in such accounts and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest costs under such arrangements vary with applicable costs and account balances.

Except as set forth in the preceding paragraph, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth on this Amendment No. 28 to Statement on Schedule 13D is true, complete and correct.

Dated: March 21, 2012

TRANSCONTINENTAL REALTY INVESTORS, INC.

By: /s/ Gene S. Bertcher
Gene S. Bertcher, Executive Vice President and
Chief Financial Officer